Exhibit A

Investor Relations Contact: Debbie Kaye Aladdin Investor Relations T: 646.468.0481 E: investor@aladdin.com

Addendum to Aladdin’s First Quarter 2008 Investor Conference Call

To our shareholders:

We wish to thank our shareholders who remain committed to being part of Aladdin’s future. This letter is intended to provide additional detail into our first quarter 2008 results, with specific reference to the reported and forward looking EPS guidelines we provided in our press release reporting our financial results as well as our conference call on Monday, April 21, 2008.

Our first quarter GAAP and non-GAAP EPS were affected by among others, the following items:

—	Gain from sale of Tamir Fishman investment:	+$0.04
—	Currency exchange rates:	-$0.02
—	Net financial interest:	-$0.02
—	Consolidation of Athena, increased investment:	-$0.01
—	Increased salary and severance provision*:	-$0.02
—	Increased marketing investment:	-$0.02

* This item was also affected by the currency exchange rates.

In our April 21, 2008 press release and conference call we reiterated our expectations for top line revenue growth and lowered our 2008 GAAP and non-GAAP EPS guidance. These changes in our GAAP and non-GAAP EPS guidance expectations reflect the influence of the following parameters:

—	Israeli Shekel currency exchange rate
—	Reduced expected net financial interest
—	Expected gross margins to range between 72% and 78%
—	Potential investment in Athena to support future business growth
—	Potential increased sales and marketing investment needed to support and expand our global business

We hope this additional insight into our business and outlook for 2008 provides a clearer perspective as we continue to grow our Software DRM and Enterprise Security businesses worldwide.

Thank you for your continued partnership with Aladdin.

Yanki Margalit	Aviram Shemer
Chairman & CEO	CFO

Investor Relations Contact: Debbie Kaye Aladdin Investor Relations T: 646.468.0481 E: investor@aladdin.com

Use of Non-GAAP Measures
This document references financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense which are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company's performance that enhances management's and investor's ability to evaluate the Company's net income and earnings per share as well as to compare it with historical net income and earnings per share.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards, including the failure to realize expected synergies, failure to effectively integrate the business of Athena Smartcards into our business and increasing unexpected liabilities, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners